SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 10-SB/A

                               FOURTH AMENDMENT TO
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 HOME.WEB, INC.
                                 --------------
                 (Name of Small Business Issuer in its charter)

NEVADA                                      77-0454933
------                                      ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

603 Mar Vista Drive, Monterey, California   93940
-----------------------------------------   -----
(Address of principal executive offices)    (Zip Code)

Issuer's telephone number: (831) 375-6209
                           --------------

Securities to be registered under Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

None


Securities to be registered under Section 12(g) of the Act:

                          Common Stock Par Value $0.001
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            Page
COVER PAGE                                                                     1
TABLE OF CONTENTS                                                              2
PART I                                                                         3
     DESCRIPTION OF BUSINESS                                                   3
     DESCRIPTION OF PROPERTY                                                  10
     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                  10
     REMUNERATION OF DIRECTORS AND OFFICERS                                   11
     SECURITY OWNERSHIP OF MANAGEMENT AND                                     12
         CERTAIN SECURITYHOLDERS
     INTEREST OF MANAGEMENT AND OTHERS IN                                     13
         CERTAIN TRANSACTIONS
     SECURITIES BEING OFFERED                                                 13
PART II                                                                       14
     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S                        14
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
     LEGAL PROCEEDINGS                                                        14
     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                            14
     RECENT SALES OF UNREGISTERED SECURITIES                                  14
     INDEMNIFICATION OF DIRECTORS AND OFFICERS                                15
PART F/S                                                                      15
     FINANCIAL STATEMENTS                                                     16
PART III                                                                      16
     INDEX TO EXHIBITS                                                        16
     DESCRIPTION OF EXHIBITS                                                  16
SIGNATURES                                                                    16

                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2 and is filing this Form 10- SB on a voluntary basis under the Exchange Act in order to commence trading on the OTC Bulletin Board. Management of the issuer feels it can provide guidance in following the compliance requirements of the Exchange Act and is desirous of moving the Company forward in its business plan.

ITEM 6. DESCRIPTION OF BUSINESS
-------------------------------

         Home.Web, Inc. ("Home Web," the "Company") is a development stage company. The Company was incorporated in Nevada on September 15, 1995 with authorized capital of ten million (10,000,000) shares of common stock, par value $0.001 per share. From incorporation until May 1, 1997, the Company was inactive, although the current board of directors held meetings that were necessary in order to pre-plan the organization of the Company and to establish a definitive business plan prior to commencing operations on May 1, 1997. The Board also commenced forming its plan to proceed into the gourmet food market prior to the May 1, 1997 commencement date. By the time of its May 1, 1997 commencement of operations and Rule 504 offering, the Company had a specific business plan, which it disclosed in the offering materials, and which it has followed.

         From May 1997, the Company has been a development stage company specializing in a variety of hand-made Monterey Jack cheeses. The Company selected the product line and the method of marketing to use and made many basic decisions regarding the amount of products to be offered, the colors of the packaging and other details. Test marketing has also been done on a limited basis. The Company is satisfied with its test market results on the cheese products and will now be expanding sales efforts. The Company will also proceed with a plan to expand its wholesale line, as outlined below, and is seeking candidates for manufacturing, distribution and promotion of its products. No retail activities will be entered into by the Company; rather, Home Web will continue to source products and sell them wholesale.

         On May 1, 1997, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,400,000 shares of its common stock at a price of $0.05 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $12,000 for working capital, $58,000 for inventory, $15,000 for consulting fees, $20,000 for legal and accounting fees and $15,000 for offering-related costs. On September 24, 1998, the offering was completed with all shares being sold and issued for a total of $120,000, less offering costs of $15,000 being received by the Company. A closing Form D was filed September 24, 1998. The consulting fees of $15,000 were paid to Monterey Ventures, Inc. for assistance in completing the business plan for the Company. The professional assistance provided was in the areas of corporate structure, finance, management structure, time-line projections, future funding assistance and marketing.

         In June 1997, the Company increased its authorized capital to fifty million (50,000,000) shares of common stock, par value $0.001 per share.

         Home.Web does not plan to conduct any offering of securities in 1999. The Company will, instead, establish its sales history before any other stock offering will be considered. The only circumstances under which the Company may conduct an offering sooner is if an opportunity arises to expand the Company by acquiring a business with established product sales and distribution.

         The Company signed a Purchasing Agreement with Internet Food Company, Inc. ("Internet Food Company") on May 6, 1999. According to the terms of this agreement, the Company will sell a variety of cheeses and gourmet food products to Internet Food Company and will advertise on its web site. Home Web will also develop special private label products for Internet Food Company. There are no minimum purchase requirements in this contract and no guarantees that any products will be purchased.

         The going concern opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to Part F/S, is as follows:

         "As of December 31, 1998, the Company had net losses from operating activities which raise substantial doubt about its ability to continue as a going concern.

         The Company has obtained a commitment for up to $150,000 from a significant shareholder, Monterey Ventures, Inc for funding over the next twelve months. The funds would be paid distributed in increments per requests from the Company on an "as needed" basis. Under the agreement, the Company can repay the borrowed funds in increments as the Company receives payment from its' customers. Also in the credit agreement is any funds needed for longer than twelve months would be considered long term debt. This type of funding, if needed, would be structured for a twenty four or thirty-six month payoff not to exceed $25,000 in requests in the first year of operations.

         The Company has signed an agreement with Internet Food Company to purchase its' products. Internet Food Company has already penetrated the hotel and gift basket market and has further developed a web site to market its goods. The two companies are in the process of identifying specific products that Home Web. Inc.
         would supply wholesale.

         The Company's ability to continue as a going concern is dependent upon a successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

         Home Web plans to penetrate the gourmet/specialty foods market and to maximize sales by wholesaling products to gourmet food stores, small grocery chain stores and hotels. The product is currently sold through California Season's, a chain of retail stores, catalog and direct mail order, as well as business and corporate sales programs.

         The Company selected Monterey, California as its location because it was the original home of Monterey Jack cheese. David Jacks of Monterey first produced and marketed Monterey Jack cheese in 1882. Management believes that this cheese is the only native California cheese and one of only two cheeses native to the United States. To the best of the Company's knowledge, furthermore, the Monterey Cheese Company is the only company offering handmade Monterey Jack cheese made in Monterey, California.

         The Company outsources the production of its cheese products to Sonoma Cheese Factory ("Sonoma"). Sonoma is one of the oldest hand-rolled cheese processing plants in California and is one of only two such plants still in existence. Due to the quality of the cheeses produced by Sonoma and the fact that it is difficult to duplicate hand-rolled cheeses, the Company will continue to outsource its products for the foreseeable future. There is no written agreement between Sonoma and the Company; instead, the Company purchases the product from Sonoma on a cash-on-delivery basis. Sonoma ships the cheese without labels, which the Company puts on upon delivery. If Sonoma is unable to satisfy the Company's supply requirements, a back-up supply source is available. This is a manufacturing wholesale, retail cheese company in Sonoma doing business as Sonoma Foods, Inc. Sonoma Foods, Inc. will be able to supply the Company with products promptly, on the same terms and at the same cost as the Sonoma Cheese Factory.

Product
-------

         Home Web, under the label "Monterey Jack Cheese," currently offers twelve varieties of creamy, handmade cheeses in three pound wheels, one pound wheels, nine ounce wedges and three ounce wedges. The varieties of cheese include hand-rolled, original Monterey Jack, Dry Jack, Caraway, Pesto, Hot Pepper Jack, Habanero Jack, Garlic Jack, Lite Jack, Cheddar, Chili Cheddar, Vidalia Onion Jack and Teleme.

         The Company's own research has shown that there is a niche demand for its products because the cheeses are from Monterey and are of handmade quality. The cheeses have been market-tested by the Company indicating consumer acceptance. Current vendors offering these cheeses to the public include the California Seasons chain of three retail stores, the California Seasons' catalog, several luxury hotels in the Monterey and Big Sur area, a number of Monterey convention groups, a distributor in Idaho, a chain of five upscale gourmet food markets in the Los Angeles area, the Monterey Peninsula Airport Gift Shop, a Carmel Valley, California store and several more retail stores.

Government Regulations
----------------------

         Home Web is a wholesaler of its products and, therefore, the only regulation to which it is subject is the inclusion of ingredients on product labels, and then only if the Company produces its own labels for the product. Should the Company store its cheeses, it will be required to keep the product at certain temperatures. The Company does not currently plan to store its products, but, rather, will have the cheese products delivered directly to the customer.

Market
------

         The size of the gourmet and specialty food industry has increased in the past six years, with sales in 1995 estimated at 33.7 billion dollars by the National Association of Specialty Foods Trade, Inc. (NASFT). "Pak Facts," a New York resource firm, forecasts retail sales will top 47 billion dollars by the Year 2000.

Competition
-----------

         National chains, regional chains and local stores all carry lines of cheese. Very rarely do these stores stock handmade Monterey Jack cheese. The problem the chains have is that they are limited to the amount of products they are able to stock because of the current mass of other non- specialty food products they must display. This allows the Company the opportunity to offer a variety of Monterey Jack cheese products not found in chain stores, supermarkets and delicatessens.

Management's Discussion and Analysis and Plan of Operations
-----------------------------------------------------------

When used in this discussion, the words "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which would, could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward- looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company which attempt to advise interested parties of the factors which affect the Company's business, in this report, as well as the Company's periodic reports on Forms 10-K, 10Q and 8-K filed with the Securities and Exchange Commission.

Results of Operations
---------------------

     The Company had revenues of $0 for the three-month period ending June 30, 1999 compared to $3,666 for the three-month period ending June 30, 1998. To date, the Company has not relied on any revenues for funding its activities and it does not expect to receive significant revenues from operation in the immediate future.

     For the three-month period ending June 30,1999, the Company's general and administrative expenses decreased from $8,324 compared to $14,341 for the corresponding period in 1998. The 1999 amount decrease is due to the lack of sales in 1999 compared to the corresponding period in 1998.

     The Company's net loss was $9,840, for the second quarter of 1999 compared to a net loss of $13,676 for the corresponding period in 1998. This decrease was primarily due to the difference in revenue between the two periods.

Liquidity and Capital Resources
-------------------------------

     As of June 30, 1999, the Company's cash balance was $3, compared to $0 as of June 30, 1998.

     The Company's future funding requirements will depend on numerous factors. These factors include the Company's ability to sell sufficient quantities of its products to become profitable and the Company's ability to compete against other better capitalized corporations who offer alternative or similar products.

     Due to the "start up" nature of the Company's business, the Company expects to incur losses as it expands its business. While the Company has enough cash to fund its early stage expansion plans, the Company may choose to raise additional funds through private or public equity investment in order to expand the range and scope of its business operations. Even if the Company does not have an immediate need for additional cash, it may seek access to the public equity markets if and when conditions are favorable. There is no assurance that such additional funds will be available for the Company to finance its operations on acceptable terms, if at all.

         In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require $150,000 in capital ($125,000 for short-term financing and $25,000 for Salinas Valley and Carmel Valley product development). The short-term financing would include accounts receivable. The Company has a commitment for funding from Monterey Ventures, Inc. ("MVI") for up to $150,000 to implement the Company's current plans. MVI will supply short-term and long-term capital financing, which would be for product development expenses. These funds will be distributed in increments per requests from Home.Web, Inc. to Monterey Ventures, Inc. on an "as needed" basis. This agreement to fund has been added as an exhibit. The funds will be used for purchasing product on COD shipments, such as a large order of cheese, or prepaying if the product is drop shipped to the customer. It is anticipated that revenues will be generated during the holiday season in October and November of 1999 and the requirements for funds from Monterey Ventures, Inc. will be minimal. Under the agreement with Monterey Ventures, Inc., the Company can repay the borrowed funds as payment is received from customers. This accommodation is a short term line of credit. This type of funding, if needed, could be structured for a payoff not to exceed $25,000 in requests in the first year of operations and would be used for equipment or product purchases or research and development. The Company will only be charged interest on any funds used at commercially competitive rates. Because the products are outsourced, the need for capital will be modest. The general cost would be in the graphic design for labeling and financing accounts receivable. Any additional expenses, such as legal and accounting costs, will be paid through this credit accommodation until the Company's revenues are able to cover these expenses.

         Home Web does not plan to conduct any offering of securities until it has established its sales history. The only circumstances under which the Company may conduct an offering sooner is if an opportunity arises to expand the Company by acquiring a business with established product sales and distribution. Additional potential sources of funds if the Company requires additional income include factor agreements, lease agreements for equipment, to reduce costs and private financing from major shareholders.

Plan of Operations
------------------

         The Company has formulated a plan of operations for the next twelve months as detailed below. In the Company's opinion, the proceeds from future funding will satisfy its cash requirements for twelve months. During the next six months those funds will need to be raised. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

         By the end of fiscal 1999, the Company plans to have successfully introduced two new product lines and labels to the gourmet food market. The Company feels it is the proper time to bring new gourmet "niche" food products, because the cheese line is now fully developed and ready for marketing. Carmel Valley Farms and Salinas Valley Farms will be the two new gourmet food lines and labels. Carmel Valley will feature wine jellies and jams and Salinas Valley will feature artichoke products, salsa, spices, hot sauce and pasta sauce. The marketing will be directed towards companies located in tourist areas or which sell to tourists through local outlets. The Company will also private label items as requested by its customers. The Company's management anticipates that wine jellies will do exceptionally well in wineries that have gift shops. The Company expects to have at least some of these new products available by September 30, 1999. This will allow the Company to participate in the Food and Beverage Show in San Francisco, California, in November 1999 and to be prepared for the holiday food ordering season in October and November.

         In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require $150,000 in capital ($125,000 for short-term financing and $25,000 for Salinas Valley and Carmel Valley product development). The short-term financing would include accounts receivable. The Company has a commitment for funding from Monterey Ventures, Inc. ("MVI") for up to $150,000 to implement the Company's current plans. MVI will supply short-term and long-term capital financing, which would be for product development expenses. These funds will be distributed in increments per requests from Home.Web, Inc. to Monterey Ventures, Inc. on an "as needed" basis. This agreement to fund has been added as an exhibit. The funds will be used for purchasing product on COD shipments, such as a large order of cheese, or prepaying if the product is drop shipped to the customer. It is anticipated that revenues will be generated during the holiday season in October and November of 1999 and the requirements for funds from Monterey Ventures, Inc. will be minimal. Under the agreement with Monterey Ventures, Inc., the Company can repay the borrowed funds as payment is received from customers. This accommodation is a short term line of credit. This type of funding, if needed, could be structured for a payoff not to exceed $25,000 in requests in the first year of operations and would be used for equipment or product purchases or research and development. The Company will only be charged interest on any funds used at commercially competitive rates. Because the products are outsourced, the need for capital will be modest. The general cost would be in the graphic design for labeling and financing accounts receivable. Any additional expenses, such as legal and accounting costs, will be paid through this credit accommodation until the Company's revenues are able to cover these expenses.

         Home Web does not plan to conduct any offering of securities until it has established its sales history. The only circumstances under which the Company may conduct an offering sooner is if an opportunity arises to expand the Company by acquiring a business with established product sales and distribution. Additional potential sources of funds if the Company requires additional income include factor agreements, lease agreements for equipment, to reduce costs and private financing from major shareholders.

         Despite these low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements, including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees
---------

         The Company currently has one full-time employee and no part-time employees, although Cornelia Davis, a director of the Company and the wife of its President, assists the Company occasionally on a part-time basis as needed. Home Web will have four full-time employees by the end of 1999. The President will perform a multitude of company functions, along with a shipping person and a salesperson. A second shipping employee would be added prior to the holiday season rush. A full-time office manager will be added in the second year, which would include bookkeeping, as well as accounts receivable and payable. The Company also anticipates hiring additional temporary help during the holiday season, as necessary.

Year 2000 Issues
----------------

         The Year 2000 issue arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with 20 instead of 19. If not corrected, many computer applications could fail or create erroneous results.

         Management has initiated a comprehensive program to prepare the Company's systems for the year 2000. The Company is actively engaged in testing and fixing applications to ensure they are Year 2000 ready. The Company does not separately track the internal costs incurred for the Year 2000 project, but such costs are principally the related payroll costs for certain corporate staff. The Company currently does not expect remediation costs to be material nor does it expect any significant interruption to its operations because of Year 2000 problems. Additionally, the Company is currently upgrading its computers and will be purchasing new computers within the next sixty days. All of the computer equipment and software that the Company will be purchasing are Y2K compliant. The Company plans to have the new computers and software in place by November 1, 1999

         The Company has contacted all third parties with which it has significant relationships, to determine the extent to which the Company could be vulnerable to failure by any of them to obtain Year 2000 compliance. Responses received as of this date have indicated Year 2000 issues are not material to third parties. Contingency plans have been established to select alternate vendors. To date, the Company is not aware of any significant third parties with a Year 2000 issue that could materially impact the Company's operations, liquidity or capital resources. The Company has no means, however, of ensuring that third parties will be Year 2000 ready and the potential effect of third-party non-compliance is currently not determinable. The nature of the Company's business is highly cyclical and almost all of its sales and product shipments occur in the fourth quarter of each fiscal year. This means that Y2K will not be a material issue for the Company until the end of 2000, by which time all third-party vendors should be in compliance.

         The Company has devoted and will continue to devote the resources necessary to ensure that all Year 2000 issues are properly addressed. There can be no assurance, however, that all Year 2000 problems are detected. Further, there can be no assurance that the Company's assessment of its third party relationships could be accurate. Some of the potential worst-case scenarios that could occur include (1) corruption of data in the Company's internal systems and
(2) failure of government and insurance companies' reimbursement programs. If any of these situations were to occur, the Company's operations could be temporarily interrupted. The Company intends to develop Year 2000 contingency plans for continuing operations in the event such problems arise.

Item 7.   Description of Property
-------   -----------------------

         The Company leases office space from its President at a rate of $250 per month on a month-to-month basis. These offices are located at 603 Mar Vista Drive, Monterey, California, 93940.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
-------  -------------------------------------------------------

         The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

Dennis Davis. (Age 47). President, Chief Executive Officer, Director. Mr. Davis has been involved with the Company since April 1997 as its President, CEO and Director. From 1994 to the present, he has been self-employed as an independent consultant specializing in financial matters, creating and developing business plans, strategic planning and assisting privately-owned and public companies with financing, acquisition financing and liquidity options. Mr. Davis also serves on the Monterey Golf Foundation committee, a non-profit organization that is responsible for the AT&T Pro-Am Golf Tournament. Before becoming a consultant, Mr. Davis was in the banking industry for fifteen years and has management and planning experience. His banking career included, at various times, the positions of Administrator of the Lending Department, Vice President, Senior Commercial Loan Officer, Vice President responsible for the Real Estate and Construction Department, Vice President responsible for the Loan Adjustment Department and Branch Manager. Mr. Davis also spent eight years as the managing general partner for a grocery and liquor retail outlet with gross sales of one million dollars per year. Currently, Mr. Davis is also a director and officer of Monterey, Ventures, Inc., a Monterey, California-based financing corporation, with which he has been involved since 1997. He is the husband of Cornelia Davis, an officer and director of the Company.

Cornelia Davis. (Age 34). Secretary, Treasurer, Director. Ms. Davis is the President of CDIC Financial Services, a financial and business consulting company. Her past experience includes capital formation for private and public companies, including acquisition financing and other financing options. Ms. Davis also specializes in assisting companies with sales, marketing and promotion. She has spent the past year contracted as a consultant with Professional Detailing, Inc., a contract pharmaceutical company operating out of New Jersey, where she helps with sales, marketing and promotions. In 1996 and 1997 she worked in marketing and promotions for CUC International, which produces an annual publication involving the entertainment industry. From 1992 to 1995, she consulted for a retail golf company in the position of investor relations coordinator. Prior to this, Ms. Davis was the Business Development Director of Chicago Title Company. She also was the founder of Yavapai Land Fund Mutual, an Arizona real estate investment company. Ms. Davis received a B.A. degree in Organization and Communication from Arizona State University with a minor in Human Resources and has been a director and the Secretary of the Company since June 1, 1997. She is the wife of Dennis Davis, the President and a director of the Company.

Florence G. Roberts. (Age 48). Director. Ms. Roberts is currently a consultant for Monterey Season's, Inc., a gourmet and specialty foods company. She is assisting this company with its business strategies and capital formation. Since 1006, Ms. Roberts has been actively involved in the management of rental properties on the Monterey Peninsula and has sold art work for local galleries on a free-lance basis. From 1989 to 1996, Ms. Roberts owned and operated "Lonesome

Dove," a retail store in Carmel, California which specialized in the sale of western wear and Indian artifacts. Ms. Roberts received her B.A. in English from Illinois State Normal University in 1972 and attended Anthony School of Real Estate in Pacific Grove, California, in 1974. She has been a director of the Company since June 1996.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS
-------  --------------------------------------

         The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1998 and for the fiscal year which will end on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.


                                 Annual Compensation                       Long Term Compensation
                                                   Other           Restricted
                                                   Annual          Stock       Options/  LTIP         All Other
Name           Title      Year    Salary  Bonus    Compensation    Awarded     SARs (#)  payouts ($)
Compensation
----           -----      ----    ------  -----    ------------    -------     --------  -----------  ------------
Dennis Davis   Pres, Dir. 1998  $0        $0       $0              -0-         -0-       -0-          $700.00
Cornelia Davis Treas,     1998  $0        $0       $0              -0-         -0-       -0-          $0
                 Sec., Dir
Florence       Dir        1998  $0        $0       $0              -0-         -0-       -0-          $0
Roberts

               In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $700.00. No compensation will be paid executive officers and directors for services in fiscal 1999.

ITEM 10.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
--------  --------------------------------------------------------------

               The following table sets forth, as of January 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                          Name and address of                    Amount and Nature           Percent
Title of Class            beneficial owner                       of beneficial owner         of class
--------------            ----------------                       -------------------         --------
Common stock              Dennis Davis                           15,250,000                  56.2%
                          P.O. Box 653
                          Pacific Grove, CA 93950

Common stock              Cornelia Davis                         5,100,000                   18.8%
                          P.O. Box 653
                          Pacific Grove, CA 93950

Common stock              Florence G. Roberts                    4,050,000                   14.9%
                          20 Paso Del Rio
                          Carmel Valley, CA 93924


Common stock              Monterey Ventures, Inc.*               1,550,000                   5.7%
                          380 Foam Street, Suite 210
                          Monterey, CA 93940

Common stock              Directors and Officers                 24,400,000                  89.9%
                          as a group (3 persons)

* Dennis Davis is an officer and director of Monterey Ventures, Inc. and owns 2.5% of its outstanding stock.

ITEM 11.   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
--------   ---------------------------------------------------------

               The Company maintains its executive offices on a shared basis with its President and Chief Executive Officer.

               The Company has retained the services of Monterey Ventures,  Inc.
(MVI), a private firm that specializes in assisting companies with investment banking services. The Company has executed an Investment Banking Agreement that calls for MVI to provide guidance and consultation to the Company, primarily in the areas of preparing the private placement offering memorandum, corporate finance and public market development. The Company will pay a cash fee of $10,000 as compensation for services to be rendered by MVI. It is further noted that Dennis Davis, an executive officer and director of the Company, is also an equity member of MVI, as he owns 45,000 shares of stock of MVI or 2.5% of the outstanding common stock, and thus stands to benefit personally from this Investment Banking Agreement. Also, as a part of this Investment Banking Agreement, the Company has agreed to issue a stock option agreement that will allow MVI to purchase up to 750,000 shares of the Company's common stock at an exercise price of $.01 per share. The Company has not adopted any policies regarding affiliated transactions. All such transactions to date have been at arms-length.

ITEM 12.  SECURITIES BEING OFFERED
--------  ------------------------

               No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

               The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to subscribe for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

               Each shareholder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so. The Company has 1,250,000 shares reserved for its directors and consultants under a Stock Option Plan approved by the board of directors in June 1997 for issuance at $0.01 per share until December 31, 1999. The optionees and numbers of shares optioned are as follows:

               Monterey Ventures, Inc.             750,000
               Cornelia Davis                      100,000
               Florence G. Roberts                 50,000
               Dennis Davis                        250,000
               Janice Demianew                     100,000

               As of January 31, 1999, the following of the above-referenced options been exercised:

               Janice Demianew                     100,000
               Florence G. Roberts                 50,000
               Monterey Ventures, Inc.             750,000

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND
-------   -------------------------------------------------------------------
          OTHER STOCKHOLDER MATTERS
          -------------------------

               There is currently no public market for the Company's stock. The Company has never paid dividends. At present, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business. As of March 31, 1999, the Company had 27,157,000 shares of common stock and 350,000 options for common stock outstanding and there were sixty-six (66) shareholders of record.

ITEM 2.   LEGAL PROCEEDINGS
-------   -----------------

               There are no legal proceedings pending or threatened against the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-------   ---------------------------------------------

               The Company has had no changes in or disagreements with its Accountants since inception.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
-------   ---------------------------------------

               The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on May 1, 1997 and completed on September 24, 1998. This offering was for 2,400,000 shares of common stock at $0.05 per share for a total offering of $120,000. All shares were sold to a total of 36 accredited and 27 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and inventory.

               At the organizational meeting of the board of directors, each officer of the Company was authorized to receive shares of common stock of the Company in exchange for services provided. This amount totaled 24,000,000 shares. Fair value of the stock was established at the par value of $.05, since there were sales to outside, third-party investors at the par value amount. These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933.

               In 1997, the Company also voted to grant options to its officers and to Monterey Ventures, Inc., an affiliated company, as well as to one employee of Monterey Ventures, Inc. as compensation for product and marketing services provided to the Company. These options are exercisable at $0.01 per share and consist of a total of 1,250,000 options with an expiration date of December 31, 1999. The options were issued in reliance upon Section 4(2) of the Securities Act of 1933. To date, all options have been exercised except for 250,000 options held by Dennis Davis and 100,000 options held by Cornelia Davis.

               The options issued to Monterey  Ventures,  Inc.  totaled  750,000 options at $0.01 per share with an expiration date of December 31, 1999 in exchange for assisting the Company by covering overhead costs on the offering. The options were issued for work performed in lieu of compensation. Monterey Ventures, Inc. was also sold 50,000 shares as part of the Company's May 1, 1997 504 offering. MVI purchased these shares at the purchase price of $0.05 per share - the same price as all other investors.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------        -----------------------------------------

               So far as permitted by the Nevada Revised Statutes, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 19-314, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.


                                    PART F/S

                              FINANCIAL STATEMENTS

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Index to Financial Statements

                                                                            Page
Independent Auditor's Report                                                   2

Balance Sheet, December 31, 1997                                               3

Statement of Operations, (inception)
  Through December 31, 1997                                                    4

Statement of Shareholders' Equity
  December 31, 1997                                                            5

Statement of Cash Flows,
  Ended December 31, 1997                                                      6

Summary of Significant Accounting Policies                                   7-8

Notes to Financial Statements                                               9-11

HAWKINS ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT                     341 MAIN STREET SALINAS CA 93901
                                              (931) 758-1694  FAX (831) 758-1699

To the Board of Directors and Shareholders
Home Web, Incorporated
Monterey, California

                          INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Home Web, Incorporated (a development stage company) as of December 31, 1997 and the related statements of operation, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the arnounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Home Web, Incorporated, as of December 31, 1997 and the results of operations and its cash flows from inception through December 31, 1997 then ended in conformity with generally accepted accounting principles.

The accumulated deficit during the development stage for the period then ended is $1,220,492 and cash flows of $267.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has incurred net losses since inception, which raises substantial doubt about its ability to continue as a going concern, The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                                             /s/ Hawkins Accounting

Reissued July 8, 1999
February 5, 1999

                                    HOME WEB,
                                  INCORPORATED
                         ( A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1997

                                     ASSETS

Current Assets
    Cash in bank-First National                             $           267
    Accounts receivable                                               1,400
                                                                      -----
       Total Current Assets                                           1,667

Equipment
    Coolers and equipment                                            13,850
    Office equipment                                                  4,745
                                                                      -----
                                                                     18,595
    Accumulated depreciation                                         (1,022)
                                                                     ------
       Total Equipment                                               17,573

Other assets
    Organizational expenses                                           3,960
    Trade name
                                                                     ------
                                                                                                                   3,960
    Accumulated amortization                                           (792)
                                                                       ----
       Total Other Assets                                             3,168

       TOTAL ASSETS                                                  22,408
                                                                     ======

LIABILITIES AND CAPITAL

Current liabilities
    Contract payable                                                  5,500
    California Franchise Tax                                            800
                                                                        ---
       Total Current Liabilities                                      6,300

       TOTAL LIABILITIES                                              6,300

Common stock                                                         25,982
Paid in capital                                                   1,265,118
Deficit accumulated during development stage                     (1,274,992)
                                                                 -----------
       TOTAL CAPITAL                                                 16,108

TOTAL LIABILITIES AND CAPITAL                               $        22,408
                                                            ===============

   The accompanying notes are an integral part of these financial statements.

                                    HOME WEB,
                                  INCORPORATED
                              ( A Development Stage
                                    Company)
                             STATEMENT OF OPERATIONS
                      For the year ending December 31, 1997

                                                                  Deficit
                                                                  Accumulated
                                                                  During
                                                                  Development
                                                                  Stage
                                                                  --------------
Revenue
    Sales                                    $       11,094       $      11,094
Cost of sales                                         9,375               9,375
Gross margin                                          1,719               1,719

Expenses
    Advertising                                          64                  64
    Amortization                                        792                 792
    Consulting fees                                   1,200               1,200
    Equipment rental
    Depreciation                                      1,022               1,022
    License and taxes
    Meals and entertainment                             546                 546
    Office help
    Office supplies                                     389                 389
    Postage                                              52                  52
    Travel                                               57                  57
    Telephone and utilities                             213                 213
    Rent                                              1,200               1,200
    Business start up costs                          15,876              15,876
    Compensation due stock issuance               1,254,500           1,254,500
        Total expenses                            1,275,911           1,275,911
        (Loss) from operations                   (1,274,192)         (1,274,192)

Other income (expense)
    Interest
    Nondeductible penalties
    State tax expense                                  (800)               (800)
        Total other expenses                           (800)               (800)


        Net loss                             $   (1,274,992)    $    (1,274,992)

Loss per share of common stock               $      (0.0800)    $       (0.0800)

Weighted average of shares outstanding           16,024,783          16,024,783

   The accompanying notes are an integral part of these financial statements.

                                    HOME WEB,
                                  INCORPORATED
                         ( A Development Stage Company)
                        STATEMENT OF SHAREHOLDERS' EQUITY
                                December 31, 1997

                                                                                Accumulated
                                     Common Stock                               Deficit
                                     ------------                   Paid in     Development
                                  Shares        Amount              Capital     Stage            Total
                                  ------        ------              -------     -----            -----
Stock issued for services         25,250,000    $        25,250     1,229,250   $                $ 1,254,500
May 5, 1997                           20,000                 20           980                          1,000
May 27,1997                          150,000                150         7,350                          7,500
June 3, 1997                          50,000                 50         2,450                          2,500
July 21, 1997                         20,000                 20           980                          1,000
August 1, 1997                        20,000                 20           980                          1,000
August 6, 1997                        12,000                 12           588                            600
August 8, 1997                        20,000                 20           980                          1,000
August 11, 1997                       12,000                 12           588                            600
August 22, 1997                       10,000                 10           490                            500
August 25, 1997                       10,000                 10           490                            500
September 4, 1997                     20,000                 20           980                          1,000
September 10, 1997                    20,000                 20           980                          1,000
September 16, 1997                    20,000                 20           980                          1,000
September 17, 1997                    20,000                 20           980                          1,000
September 26, 1997                    10,000                 10           490                            500
September 30, 1997                    10,000                 10           490                            500
October 2, 1997                       10,000                 10           490                            500
October 7, 1997                       47,000                 47         2,303                          2,350
October 16, 1997                      10,000                 10           490                            500
October 24, 1997                      20,000                 20           980                          1,000
October 27, 1997                      25,000                 25         1,225                          1,250
November 10, 1997                     80,000                 80         3,920                          4,000
November 13, 1997                     16,000                 16           784                            800
December 12, 1997                    100,000                100         4,900                          5,000
Net loss                                                                           (1,274,992)    (1,274,992)
                                  ----------    ---------------     ---------   --------------   ------------
                                  25,982,000    $        25,982     1,265,118   $  (1,274,992)   $    16,108
                                  ==========    ===============     =========   =============
===========

   The accompanying notes are an integral part of these financial statements.

                                    HOME WEB,
                                  INCORPORATED
                         ( A Development Stage Company)
                     STATEMENT OF CASH FLOWS-INDIRECT METHOD
                      For the year ending December 31, 1997

                                                                                Deficit
                                                                                Accumulated
                                                                                During
                                                                                Development
                                                                                Stage
                                                                                --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                          $   (1,274,992)      $  (1,274,992)
Adjustment to reconcile net income to net
     cash provided by operating activities
    Depreciation and amortization                                   1,814               1,814
    Stock issued for services                                   1,254,500           1,254,500
    Increase in accounts receivable                                (1,400)             (1,400)
    Increase in accounts payable and other liabilities              6,300               6,300
NET CASH PROVIDED BY OPERATING ACTIVITIES
                                                                  (13,778)            (13,778)
INVESTING ACTIVITIES

    Increase in other assets                                        3,960               3,960
    Purchase of property, plant and equipment                      18,595              18,595
NET CASH USED IN INVESTING ACTIVITIES
                                                                   22,555              22,555
FINANCING ACTIVITIES

    Sale of common stock                                           36,600              36,600
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                      267                 267
Cash and cash equivalents at beginning of the year
                                                                        0                   0
CASH AND CASH EQUIVALENTS AT END OF YEAR
                                                           $          267       $         267

Supplemental schedule of noncash operating and financing activities


    The Company issued 24,000,000 shares of common stock with a par value of $.001 and a market value of $.05 for compensation of services of $ 1,200,000.
    The Company authorized 750,000 shares of common stock with an option price of $.01 and a market value of $.05 for compensation of services of $ 30,000.
    The Company authorized 500,000 shares of common stock with an option price of $.001 and a market value of $.05 for compensation of services of $24,500.

   The accompanying notes are an integral part of these financial statements.

                             HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                   Summary of Significant Accounting Policies
                                December 31, 1997


Development Stage Company
-------------------------
     Home Web, Inc. (the "Company") is a development stage company as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned principal operations have commenced, substantial revenues have yet to be realized.

Use of estimates
----------------
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash equivalents
----------------
     For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with the original maturity of three months or less to be cash equivalents.

Organization and Business Start Up and Amortization
---------------------------------------------------
     Organization costs are recorded at cost. Amortization is calculated by the straight-line method over a period of sixty months. Amortization for the year ending December 31, 1997 was $ 792.

Income Taxes
------------
     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settle. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Common Stock
------------
     Common stock is at $.001 par value with 50,000,000 shares authorized, 25,982,000 outstanding as of December 31, 1997.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

               Summary of Significant Accounting Policies (Con't)
                                December 31, 1997

Stock Options
-------------
     Stock that is issued for services rendered is recorded at the fair value of the stock in the year that the stock is given and recorded as an expense in the same year.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1997

Note A:Background
-----------------
     The Company was incorporated under the laws of the State of Nevada on September 15, 1995. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the sale of stock. The Company was formed to sell wholesale gourmet and specialty cheese on the Internet. During the period ending December 31, 1997 the Company had sales and incurred expenses against those sales, but the activity was immaterial for the purposes of SFAS No. 7.

Note B:Related Party Transactions
---------------------------------
     The Company entered into an agreement with Monterey Ventures, Inc ("MVI"), an affiliated company and a shareholder, whereby, MVI will provide investment banking and other consulting services to the Company. The agreement is for $10,000 of which $4,700 was paid for 1997. The company also paid rent to MVI under a rental agreement $1,200 during the year ending December 31, 1997. Total other reimbursements to MVI for office expenses, phone services etc. amounted to $1,279 for the year.

     During the year the Company paid one of its founders $2,400 for consulting services to the Company.

Note C:Income taxes
-------------------
     The benefit for income taxes from operations consisted of the following components: current tax benefit of $697 resulting from a net loss before income taxes, and deferred tax expenses of $697 from a valuation allowance recorded against the deferred tax asset resulting from net operating losses. Net operating loss carryforward will expire in 2013.

     The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At the time, the allowance will either be increased or reduced; reduction would result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer required.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1997

NOTE C:Income taxes (con't)
---------------------------
     The income tax returns were filed without taking into consideration the $1,254,500 deduction for the issuance of common stock for compensation of services. Net operating losses that are being carried forward are only the amounts that are represented by cash flows. No deferred tax asset has been set up to book the tax benefit of the $1,254,500 stock for services.

NOTE D:Public stock offering
----------------------------
     During the period ending December 31,1997, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the
     Act), the Company sold solely to accredited and/or sophisticated investors, its common stock. Each share has a par value of $.001. The stock was sold during various times during the year to 30 different investors buying a total 732,000 common shares of the Company's stock. Total proceeds, from the offerings, as of the period ended December 31, 1997 were $36,600.

Note E:Stock options
--------------------
     At the organizational meeting of the board of directors it was voted on that the officers of the Company be given shares of common stock in exchange for services provided. That amount was 24,000,000 shares. Fair value of the stock was established at $.05 since there were sales to outside third party investors at that amount. The Company recognized $1,200,000 of compensation expense for the year ended December 31, 1997.

     Options were also granted to officers of the corporation and MVI, an affiliated company and one employee of MVI. The options are to be exercised at $.01 for MVI and $.001 for the officers and the employee and total 1,250,000 with an expiration date of December 31, 1999. These options are deemed compensatory and compensation expense of $54,500 for the year which is the difference between the fair value of $.05 per share and the exercise price.

Note F:Property, equipment and depreciation
-------------------------------------------
     Property and equipment are recorded at cost. Maintenance and repairs are expensed as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     Depreciation expense for the period ending December 31, 1997 was $1,022.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1997

NOTE G:Commitments
------------------
     During the year, the Company had a purchase commitment to purchase coolers, equipment and certain intangible assets from a nonaffiliated company. For the period ended December 31, 1997, the outstanding amount that the Company still owed was $42,458.

NOTE H:Going concern
--------------------
     As of December 31, 1997, the Company had net losses from operating activities which raise substantial doubt about its ability to continue as a going concern.

     The Company is in the process of raising initial working capital through a public offering of its common stock, which is expected to provide liquidity until operations become profitable. The Company has obtained a commitment for up to $ 150,000 from a significant shareholder, Monterey Ventures, Inc for funding over the next twelve months. The funds would be paid distributed in increments per requests from the Company on an "as needed" basis. Under the agreement, the Company can repay the borrowed funds in increments as the Company receives payment from its' customers. Also in the credit agreement is any funds needed for longer than twelve months would be considered long term debt. This type of funding, if needed, would be structured for a twenty four or thirty-six month payoff not to exceed $ 25,000 in requests in the first year of operations.

     The Company has signed an agreement with Internet Food Company to purchase its' products. Internet Food Company has already penetrated the hotel and gift basket market and has further developed a web site to market its goods. The two companies are in the process of identifying specific products that Home Web. Inc. would supply wholesale.

     The Company's ability to continue as a going concern is dependent upon a successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             HOME.WEB, INCORPORATED
                          (A Development Stage Company)

                              Monterey, California

                              FINANCIAL STATEMENTS

                                      with

                          INDEPENDENT AUDITOR'S REPORT

                                December 31, 1998

                                  Prepared By:

                               HAWKINS ACCOUNTING
                           CERTIFIED PUBLIC ACCOUNTANT
                               SALINAS, CALIFORNIA

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Index to Financial Statements

                                                                            Page
Independent Auditor's Report                                                   2

Balance Sheet, December 31, 1998                                               3

Statement of Operations, (inception)
  Through December 31, 1998                                                    4

Statement of Shareholders' Equity
  December 31, 1998                                                            5

Statement of Cash Flows,
  Ended December 31, 1998                                                      6

Summary of Significant Accounting Policies                                   7-8

Notes to Financial Statements                                               9-11

To the Board of Directors and Shareholders
Home Web, Incorporated
Monterey, California

                          Independent Auditor's Report
                          ----------------------------

I have audited the balance sheet of Home Web, Incorporated (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Home Web, Incorporated, as of December 31, 1998 the results of operations the cash flows and the cumulative results of operations and cumulative cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.




Reissued August 17, 1999
February 5, 1999

                                    HOME WEB,
                                  INCORPORATED
                         ( A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998
                                     ASSETS

Current Assets
    Cash in bank-First National                             $            97
    Accounts receivable                                               1,450
                                                                      -----
        Total Current Assets                                          1,547

Equipment
    Coolers and equipment                                            40,308
    Office equipment                                                  9,841
                                                                      -----
                                                                     50,149
    Accumulated depreciation                                         (5,285)
                                                                     ------
        Total Equipment                                              44,864

Other assets
    Organizational expenses                                           3,960
    Trade name                                                       11,000
                                                                     ------
                                                                     14,960
    Accumulated amortization                                         (1,584)
                                                                     ------
        Total Other Assets                                           13,376
                                                                     ------

        TOTAL ASSETS                                        $        59,787
                                                            ===============

LIABILITIES AND CAPITAL

Current liabilities
    California Franchise Tax                                            800
                                                                        ---
        Total Current Liabilities                                       800

        TOTAL LIABILITIES                                               800

Common stock                                                         27,497
Paid in capital                                                   1,347,003
Deficit accumulated during development stage                     (1,315,513)
                                                                 ----------
        TOTAL CAPITAL                                                58,987
                                                                     ------

TOTAL LIABILITIES AND CAPITAL                               $        59,787
                                                            ===============

                 See accompanying notes and accountant's report
                                       3

                                    HOME WEB,
                                  INCORPORATED
                              ( A Development Stage
                                    Company)
                             STATEMENT OF OPERATIONS
                      For the year ending December 31, 1998

                                                                  Deficit
                                                                  Accumulated
                                                                  During
                                                                  Development
                                                                  Stage
                                                                  --------------
Revenue
    Sales                                    $          7,265    $            18,359
Cost of sales                                           5,193                 14,568
                                                        -----                 ------
Gross margin                                            2,072                  3,791

Expenses
    Advertising                                           785                    849
    Amortization                                          792                  1,584
    Consulting fees                                     4,496                  5,696
    Equipment rental                                    2,339                  2,339
    Depreciation                                        4,263                  5,285
    License and taxes                                     225                    225
    Meals and entertainment                               302                    848
    Office help                                        10,841                 10,841
    Office supplies                                     2,783                  3,172
    Postage                                               621                    673
    Travel                                              1,720                  1,777
    Telephone and utilities                             1,030                  1,243
    Rent                                                  900                  2,100
    Business start up costs                            10,480                 26,356
    Compensation due stock issuance                                        1,254,500
                                                       ------              ---------
        Total expenses                                 41,577              1,317,488
                                                       ------              ---------
        (Loss) from operations                        (39,505)            (1,313,697)

Other income (expense)
    Interest                                              (50)                   (50)
    Nondeductible penalties                              (166)                  (166)
    State tax expense                                    (800)                (1,600)
                                                         ----                 ------
        Total other expenses                           (1,016)                (1,816)
                                                       ------                 ------

        Net loss                             $        (40,521)    $       (1,315,513)
                                             ================     ==================

Loss per share of common stock               $        (0.0021)    $          (0.0495)
                                             ================     ==================

Weighted average of shares outstanding             26,563,959             26,563,959
                                                   ==========             ==========


                 See accompanying notes and accountant's report

                             HOME WEB, INCORPORATED
                         (A Development Stage Company)
                       STATEMENT OF SHAREHOLDERS' EQUITY
                               December 31, 1998

                                                                           Deficit
                                                                           Accumulated
                              Common Stock                    Paid in      During
                                                                           Development
                           Shares        Amount               Capital      Stage                Total
                           ------        ------               -------      -----                -----
December 31, 1997          25,982,000    $        25,982      1,265,118    $    (1,274,992)     $
16,108
Adjustment options                                                7,650                                   7,650
January 5, 1998                 7,000                  7            343                                     350
January 6, 1998                10,000                 10            490                                     500
January 20, 1998               10,000                 10            490                                     500
January 21, 1998               60,000                 60          2,940                                   3,000
Febraury 2, 1998              140,000                140          6,860                                   7,000
February 4, 1998               40,000                 40          1,960                                   2,000
February 6, 1998               20,000                 20            980                                   1,000
February 9, 1998               20,000                 20            980                                   1,000
February 13, 1998              20,000                 20            980                                   1,000
February 17, 1998              70,000                 70          3,430                                   3,500
February 23, 1998             120,000                120          5,880                                   6,000
February 27, 1998             100,000                100          4,900                                   5,000
March 6, 1998                 110,000                110          5,390                                   5,500
March 13, 1998                 14,000                 14            686                                     700
April 8, 1998                  10,000                 10            490                                     500
April 27, 1998                100,000                100          4,900                                   5,000
May 4, 1998                   130,000                130          6,370                                   6,500
May 15, 1998                   12,000                 12            588                                     600
May 6, 1998                    20,000                 20            980                                   1,000
June 19, 1998                  50,000                 50          2,450                                   2,500
June 25, 1998                  60,000                 60          2,940                                   3,000
June 26, 1998                  60,000                 60          2,940                                   3,000
June 30, 1998                 140,000                140          6,860                                   7,000
July 7, 1998                   20,000                 20            980                                   1,000
July 10, 1998                 100,000                100          4,900                                   5,000
July 23, 1998                  10,000                 10            490                                     500
July 27, 1998                  62,000                 62          3,038                                   3,100
Net loss for year                                                                  (40,521)             (40,521)
                               ------            -------        -------            -------              -------
                           27,497,000    $        27,497      1,347,003    $    (1,315,513)     $        58,987


                 See accompanying notes and accountant's report

                             HOME WEB, INCORPORATED
                         ( A Development Stage Company)
                     STATEMENT OF CASH FLOWS-INDIRECT METHOD
                      For the year ending December 31, 1998

                                                                                Deficit
                                                                                Accumulated
                                                                                During
                                                                                Development
                                                                                Stage
                                                                                -----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                        $     (40,521)         (1,315,513)

Adjustment to reconcile net income to net cash
  provided by operating activities
   Depreciation and amortization                                 5,055               6,869
   Stock issued for services                                                     1,254,500
   Increase in accounts receivable                                 (50)             (1,450)
   Decrease in accounts payable                                 (5,500)                800
                                                                -------         ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                      (41,016)            (54,794)

INVESTING ACTIVITIES
   Increase in other assets                                     11,000              14,960
   Purchase of property, plant and equipment                    31,554              50,149
                                                                ------          ----------

NET CASH USED IN INVESTING ACTIVITIES                           42,554              65,109

FINANCING ACTIVITIES
   Sale of common stock                                         83,400             120,000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (170)
97

Cash and cash equivalents at beginning of the year                 267                   0
                                                                   ---          ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                 $          97                  97
                                                         =============          ==========


                 See accompanying notes and accountant's report

                             HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                   Summary of Significant Accounting Policies
                                December 31, 1998


Development Stage Company
-------------------------
     Home Web, Inc. (the "Company") is a development stage company as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned principal operations have commenced, substantial revenues have yet to be realized.

Use of estimates
----------------
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash equivalents
----------------
     For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with the original maturity of three months or less to be cash equivalents.

Organization and Business Start Up and Amortization
---------------------------------------------------
     Organization costs are recorded at cost. Amortization is calculated by the straight-line method over a period of sixty months. Amortization for the year ending December 31, 1998 was $ 792.

Income Taxes
------------
     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settle. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Common Stock
------------
     Common stock is at $.001 par value with 50,000,000 shares authorized, 27,497,000 outstanding as of December 31, 1998.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

               Summary of Significant Accounting Policies (Con't)
                                December 31, 1998

Stock Options
-------------

     Stock that is issued for services rendered are recorded at the fair value of the stock in the year that the stock is given and recorded as an expense in the same year.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1998

Note A:Background
-----------------
     The Company was incorporated under the laws of the State of Nevada on September 15,1995. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the sale of stock. The Company was formed to sell wholesale gourmet and specialty cheese on the Internet. During the period ending December 31, 1998 the Company had sales and incurred expenses against those sales, but the activity was immaterial for the purposes of SFAS No. 7.

Note B:Related Party Transactions
---------------------------------
     The Company entered into an agreement with Monterey Ventures, Inc ("MVI"), an affiliated company and a shareholder, whereby; MVI will provide investment banking and other consulting services to the Company. The agreement is for $10,000 of which $5,500 was paid for 1998. The company also paid rent to MVI under a rental agreement $900 during the year ending December 31, 1998. Total other reimbursements to MVI for office expenses, phone services etc. amounted to $5,790 for the year.

     During the year the Company paid one of its founders $500 for consulting services to the Company.

Note C:Income taxes
-------------------
     The benefit for income taxes from operations consisted of the following components: current tax benefit of $6,078 resulting from a net loss before income taxes, and deferred tax expenses of $6,078 from a valuation allowance recorded against the deferred tax asset resulting from net operating losses. Net operating loss carryforward will expire in 2014.

     The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At the time, the allowance will either be increased or reduced; reduction would result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer required.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1998

NOTE C:Income taxes (con't)
---------------------------
     The income tax returns were filed without taking into consideration the $1,254,500 deduction for the issuance of common stock for compensation of services in the prior year. Net operating losses that are being carried forward are only the amounts that are represented by cash flows. No deferred tax asset has been set up to book the tax benefit of the $1,254,500 stock for services.

NOTE D:Public stock offering
----------------------------
     During the period ending December 31,1998, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the
     Act), the Company sold solely to accredited and/or sophisticated investors, its common stock. Each share has a par value of $.001. The stock was sold during various times during the year to 30 different investors buying a total 1,515,000 common shares of the Company's stock. Total proceeds, from the offerings, as of the period ended December 31, 1998 were $83,400.

Note E:Stock options
--------------------
     It was voted upon at the organizational meeting during 1997 to grant options to officers of the corporation and MVI, an affiliated company along with one of the employees of MVI. These options are to exercised at $.001 to the officers of the corporation and the employee and $.01 to MVI. These options have an expiration date of December 31, 1999. As these options are considered compensatory the expense was recognized in the prior year.

     During the year ended December 31, 1998, MVI exercised its stock options as did one of the shareholders and the employee of MVI. Two of the remaining founders did not exercise their options during the year. These options total 350,000 shares.

Note F:Property, equipment and depreciation
-------------------------------------------
     Property and equipment are recorded at cost. Maintenance and repairs are expensed as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     Depreciation expense for the period ending December 31, 1998 was $4,263.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1998

NOTE G:Major customer
---------------------
     The Company had a purchase commitment to purchase the Company's merchandise from a nonaffiliated company. This customer is also to take physical possession of the Company's major assets and use those assets in the ordinary course of its business. Terms are discussed more fully in Note H.

NOTE H:Going concern
--------------------
     As of December 31, 1998, the Company had net losses from operating activities, which raise substantial doubt about its ability to continue as a going concern.

     The Company is in the process of raising initial working capital through a public offering of its common stock, which is expected to provide liquidity until operations become profitable. The Company has obtained a commitment for up to $ 150,000 from a significant shareholder, Monterey Ventures, Inc for funding over the next twelve months. The funds would be paid distributed in increments per requests from the Company on an "as needed" basis. Under the agreement, the Company can repay the borrowed funds in increments as the Company receives payment from its' customers. Also in the credit agreement is any funds needed for longer than twelve months would be considered long term debt. This type of funding, if needed, would be structured for a twenty four or thirty-six month payoff not to exceed $ 25,000 in requests in the first year of operations.

     The Company has signed an agreement with Internet Food Company to purchase its' products. Internet Food Company has already penetrated the hotel and gift basket market and has further developed a web site to market its goods. The two companies are in the process of identifying specific products that Home Web. Inc. would supply wholesale.

     The Company's ability to continue as a going concern is dependent upon a successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1998

NOTE I:Implementation of SOP 98-5
---------------------------------
     The Company elects to account for the expensing of the start up costs of the Company effective with the year beginning January 1, 1999.

HAWKINS ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT                     341 MAIN STREET SALINAS CA 93901
                                               (831) 758-1694 FAX (831) 758-1699

To the Board of Directors and Shareholders
Home Web, Incorporated
Monterey, California

I have reviewed the accompanying balance sheet of Home Web, Incorporated as of June 30, 1999, and the related statements of income and shareholders' equity and cash flows for the three months and six months then ended June 30, 1999 and June 30, 1998, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Home Web, Incorporated.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements and the cumulative results of operations and cash flows for them to be in conformity with generally accepted accounting principles.

                                                          /s/ Hawkins Accounting

August 26, 1999

                             HOME WEB, INCORPORATED
                         (A Development Stage Company)
                                 BALANCE SHEET
                                 JUNE 30, 1999

                                     ASSETS

Current assets
     Cash in bank                                      $           3
     Non-trade receivable                                      1,450
                                                               -----
          Total current assets                                 1,453

Equipment
     Coolers and equipment                                    40,308
     Office equipment                                          9,841
                                                               -----
                                                              50,149
     Accumulated depreciation                                 (7,927)
                                                              ------
          Total equipment                                     42,222

Other assets
     Trade name                                               11,000
                                                              ------
          Total other assets                                  11,000

          TOTAL ASSETS                                 $      56,675
                                                       =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable                                  $      17,641
     California Franchise Tax payable                          3,116
     Loan from affiliate                                       2,825
                                                               -----
          Total current liabilities                           23,582

Shareholders' equity
     Capital stock                                            27,507
     Paid in capital                                       1,347,493
     Deficit accumulated during development stage         (1,343,907)
                                                          ----------
          Total shareholders' equity                          31,093
                                                              ------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $      54,675
                                                       =============



             See accompanying notes and accountant's review report.

                             HOME WEB, INCORPORATED
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS
        For the three months and six months ended June 30, 1999 and 1998



                                                                                                         June 30, 1999
                                                                                                         Deficit
                                                                                                         Accumulated
                                             Three months ended             Six months ended             During
                                                                                                         Development
                                            1999           1998           1999            1998           Stage
                                            ----           ----           ----            ----           -----
Sales                                       $           0  $      3,666   $        528    $      4,766   $    18,887
Cost of Sales                                           0         3,001            523           4,047        15,091
                                                        -         -----            ---           -----        ------
Gross Margin                                            0           665              5             719         3,796
Expenses
     Advertising                                                    464                            607           849
     Amortization                                                   492                            984         1,584
     Consulting fees                                4,500         3,195          5,500          16,915        11,196
     Equipment rental                                               962                          2,273         2,339
     Depreciation                                   1,321         1,346          2,642           2,594         7,927
     Licenses and taxes                               145                          145             140           370
     Office help                                    1,591         3,748          1,591           9,752        12,432
     Office supplies                                  384         2,149            585           3,787         3,676
     Postage                                           81           131                            510           754
     Travel, meals and entertainment                   54           954             54           1,286         2,679
     Rent, utilities and telephone                    248           180            248             928         3,591
     Organization and start up costs                                            15,318                        41,674
     Compensation due stock issuance                                                                       1,254,500
          Total expenses                            8,324        14,341         26,083          39,776     1,343,571
                                                    -----        ------         ------          ------     ---------
          (Loss) from operations                   (8,324)      (13,676)       (26,078)        (39,057)
(1,339,775)
Other income (expense)
     Interest                                                                                       50            50
     Nondeductible penalties                          716                          716                           882
     State tax expense                                800                        1,600             800         3,200
                                                      ---                        -----             ---         -----
          Total other expense                       1,516                        2,316             850         4,132
                                                    -----                        -----             ---         -----
          Net loss                          $      (9,840) $    (13,676)  $    (28,394)   $    (39,907)
$(1,343,907)
                                            =============  ============   ============
============   ===========

Loss per share of common stock              $     (0.0004) $    (0.0005)  $    (0.0010)   $    (0.0015)  $
 (0.0490)
                                            =============  ============   ============
============   ===========

Weighted average of shares outstanding      $  27,157,000  $ 25,741,031   $ 27,157,000    $
25,741,031   $27,157,000
                                            =============  ============   ============
============   ===========

             See accompanying notes and accountant's review report

                             HOME WEB, INCORPORATED
                         (A Development Stage Company)
                       STATEMENT OF SHAREHOLDERS' EQUITY
                                 June 30, 1999

                                                                    Deficit
                                                                    Accumulated
                              Common stock                          During
                              ------------            Paid in       Development
                         Shares          Amount       Capital       Stage           Total
                         ------          ------       -------       -----           -----
Balance,
  December 31, 1998      27,497,000      $  27,497    $ 1,347,003   $ (1,315,513)   $  58,987

Common stock issued          10,000             10            490                         500

Net loss for the period
  ended June 30, 1999                                                    (28,394)     (28,394)
                         ----------      ---------    -----------        -------      -------
                         27,507,000      $  27,507    $ 1,347,493   $ (1,343,907)   $  31,093
                         ==========      =========    ===========   ============
=========



             See accompanying notes and accountant's review report

                             HOME WEB, INCORPORATED
                         (A Development Stage Company)
                    STATEMENT OF CASH FLOWS-INDIRECT METHOD
        For the three months and six months ended June 30, 1999 and 1998


                                                                                                                    June 30, 1999
                                                                                                                    Cash flows
                                                                                                                    Accumulated
                                                        Three months ended             Six months ended             During
                                                                                                                    Development
                                                       1999           1998           1999            1998           Stage
                                                       ----           ----           ----            ----           -----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                      $  (9,840)     $  (13,676)    $  (28,394)     $  (39,907)    $
(1,343,907)
Adjustments to reconcile net income to net cash
  provided by operating activities
     Depreciation and amortization                         1,321           1,838          2,642           3,578
 9,511
     Stock issued for services                                                                                         1,254,500
     Expensing of organization costs                                                      2,366
2,366
     Attorney fees for stock                                                                500                              500
     Increase in accounts receivable                                      (1,500)                        (1,566)
(1,450)
     Increase in current liabilities                       8,440           5,500         22,792          10,099
23,592
                                                           -----           -----         ------          ------           ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                    (79)         (7,788)
(94)        (27,796)         (54,888)
INVESTING ACTIVITIES
     Increase in other assets                                             11,000                         11,000           14,960
     Purchase of equipment                                                 3,596                         32,055
50,149
                                                           -----           -----         -------         ------           ------
NET CASH USED IN INVESTING ACTIVITIES                                     14,596
43,055           65,109
FINANCING ACTIVITIES
     Sale of common stock                                                 24,000                         73,300
120,000
                                                                          ------                         ------          -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (79)          1,616
    (94)          2,449                3
Cash and cash equivalents at the beginning of
  the period                                                  82           1,100             97             267                0
                                                              --           -----             --             ---                -
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD     $       3      $    2,716
$        3      $    2,716     $          3
                                                       =========      ==========     ==========
==========     ============

             See accompanying notes and accountant's review report

   HOME WEB, INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)

                   Summary of Significant Accounting Policies
                                  June 30, 1999


Development Stage Company
-------------------------

Home Web, Inc. (the "Company") is a development stage company as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned principal operations have commenced, substantial revenues have yet to be realized.

Use of estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash equivalents
----------------

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with the original maturity of three months or less to be cash equivalents.

Organization and business Start Up and Amortization
---------------------------------------------------

Organization costs were expensed during the period ending March 31, 1999 in accordance with SOP 98-5. Management made the election to expense the costs for years beginning January 1, 1999.

Income Taxes
------------

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settle. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.


Common Stock
------------

Common stock is at .001 par value with 50,000,000 shares authorized, 27,507,000 outstanding as of June 30, 1999.

Stock Options
-------------

Stock that is issued for services rendered is recorded at the fair value of the stock in the year that the stock is given and recorded as an expense in the same year.

Material Adjustments
--------------------

Management represents that all material adjustments to the financial statements have been made.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                  June 30, 1999

Note A:Background
-----------------

     The Company was incorporated under the laws of the State of Nevada on September 15,1995. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the sale of stock. The Company was formed to sell wholesale gourmet and specialty cheese on the Internet. During the period ending June 30, 1999 the Company had sales and incurred expenses against those sales, but the activity was immaterial for the purposes of SFAS No. 7.


Note B:Related Party Transactions
---------------------------------

     There were no material related party transactions for the three month period ending June 30, 1999.

     For the six month period ending June 30, 1998 the Company paid to Monterey Ventures a total of $ 9,341 for overhead expenses such as office help and computer equipment. Monterey Ventures has a management contract with the Company and is a shareholder in the Company.

     During the period of June 30, 1998 the Company paid one of its founders $ 500 for consulting services to the Company.

Note C:Income taxes
-------------------

     The benefit for income taxes from operations consisted of the following components: current tax benefit of $ 4,259 for June 30, 1999 and $ 5,986 as of June 30, 1998 resulting from a net loss before income taxes, and deferred tax expenses of $ 4,259 and $ 5,986 respectively resulting from a valuation allowance recorded against the deferred tax asset resulting from net operating losses. Net operating loss carryforward will expire in 2013.

     The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At the time, the allowance will either be increased or reduced; reduction would result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer required.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                  June 30, 1999

NOTE C:Public stock offering
----------------------------

     During the periods ending March 31, 1999 and 1998, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the
Act), the Company sold solely to accredited and/or sophisticated investors, its common stock. The only transaction during the period of June 30, 1999 was 10,000 shares of stock issued to the corporate counsel in exchange for legal services to the corporation.

     During the period of June 30, 1998 there were various transactions to twenty three different accredited and/or sophisticated investors. Total proceeds from these transactions were $ 73,300.

Note D:Stock options
--------------------

     It was also voted upon at the organizational meeting during 1997 to grant options to officers of the corporation and MVI, an affiliated company along with one of the employees of MVI. The options can be exercised at $.001. The options to be exercised are 1,250,000 and have no expiration date. These options are considered compensatory and the expense was recognized in the prior year.

     During the period ended June 30, 1998 MVI exercised its stock options as did one of the founders and a key employee of MVI. Two of the remaining founders did not exercise their options during the year.

     There were no options exercised during the three-month period ending June 30, 1999.

Note E:Property, equipment and depreciation
-------------------------------------------

     Property and equipment are recorded at cost. Maintenance and repairs are expensed as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     Depreciation expense for the period ending June 30, 1999 and 1998 was $2,642 and $ 2,594 respectively.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements
                                  June 30, 1999

NOTE F:Major customer
---------------------

     The Company had a purchase commitment to purchase the Company's merchandise from a non-affiliated company. This customer is also to take physical possession of the Company's major assets and use those assets in the ordinary course of its business. Terms are discussed more fully in Note G.


NOTE G:Going concern
--------------------

     As of June 30, 1999, the Company had net losses from operating activities which raise substantial doubt about its ability to continue as a going concern.

     The Company is in the process of raising initial working capital through a public offering of its common stock, which is expected to provide liquidity until operations become profitable. The Company has obtained a commitment for up to $ 150,000 from a significant shareholder, Monterey Ventures, Inc for funding over the next twelve months. The funds would be paid distributed in increments per requests from the Company on an "as needed" basis. Under the agreement, the Company can repay the borrowed funds in increments as the Company receives payment from its' customers. Also in the credit agreement is any funds needed for longer than twelve months would be considered long term debt. This type of funding, if needed, would be structured for a twenty four or thirty-six month payoff not to exceed $ 25,000 in requests in the first year of operations.

     The Company has signed an agreement with Internet Food Company to purchase its' products. Internet Food Company has already penetrated the hotel and gift basket market and has further developed a web site to market its goods. The two companies are in the process of identifying specific products that Home Web. Inc. would supply wholesale.

     The Company's ability to continue as a going concern is dependent upon a successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    PART III
                                    EXHIBITS

ITEM 1.   INDEX TO EXHIBITS
-------   -----------------

               Exhibit 3
                          3a.   Articles of Incorporation and Amendments*
                          3b.   Bylaws*
               Exhibit 10
                          10a.  Investment Banking Agreement*
                          10b   Purchasing Agreement*
                          10c   Loan Commitment Letter*
               Exhibit 23
                          23a.  Consent of Accountant
               Exhibit 27
                          Financial Data Schedule
               Exhibit 99
                          99a.  Stock Option Agreement*
                          99b. Private Placement Memorandum dated July 1, 1997* 99c. Meeting Minutes dated June 1, 1997*
                          99d.  Meeting Minutes dated June 20, 1997*
                          99e.  Meeting Minutes dated September 1, 1997*
                          99f.  Meeting Minutes dated December 18, 1997*
                          99g.  Meeting Minutes dated June 30, 1998*
                          99h.  Meeting Minutes dated September 14, 1998*

* indicates previously submitted exhibit

ITEM 2.   DESCRIPTION OF EXHIBITS
-------   -----------------------

               As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                                    SIGNATURES

               The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monterey, State of California, on August 30, 1999.

                                                         HOME.WEB, INC.

                                                         /s/ Dennis Davis
                                                         -----------------------
                                                         Dennis Davis, President

               This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Dennis Davis                                                 August 30, 1999
Dennis Davis, Director                                           Date

/s/ Cornelia Davis                                               August 30, 1999
Cornelia Davis, Director                                         Date

/s/ Florence Grigsby Roberts                                     August 30, 1999
----------------------------                                     ---------------
Florence Grigsby Roberts, Director                               Date